EXHIBIT 99.2

Our shareholders or potential investors may be referred to as “you” or “your” in this disclosure and “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd.

Our Business

We are an emerging Israeli biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers.

Depending on the specific development program, our therapeutic candidates are designed to provide improvements over existing drugs by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form, providing a cost advantage and/or exhibiting greater efficacy. Where applicable, we intend to seek U.S. Food and Drug Administration (“FDA”) approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and in corresponding regulatory paths in other foreign jurisdictions.

Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, as well as the target indication and current status of each candidate.

Planned Near-Term Milestones

Our foremost research and development goals for 2015 are the following:

Q2 2015

●	RHB-105
	o	Top-line results from the first Phase III H. pylori eradication trial

Q2/Q3 2015

●	RHB-106
	o	Salix Pharmaceuticals to initiate further clinical trials

2H 2015

●	RHB-104
	o	Initiation of European Phase III trial in Crohn’s disease
	o	Interim results from Phase IIa trial for Multiple Sclerosis
	o	Initiation of a proof-of-concept trial for Rheumatoid Arthritis

●	BEKINDATM (RHB-102)
	o	Top-line results from the Phase III trial in acute gastroenteritis and gastritis
	o	Feedback from UK MHRA regarding European marketing application for oncology support
	o	Initiation of Phase IIa trial for new undisclosed indication

●	RIZAPORTTM (RHB-103)
	o	Feedback from Germany’s BfArM regarding the European marketing application for migraines
	o	PDUFA date expected upon complete response submission

Our Strategy

Our goal is to become a significant player in the development of pharmaceuticals for the treatment of inflammatory and gastrointestinal (GI) diseases, including gastrointestinal cancers, with a particular focus on improvements, enhancements and/or innovative uses of existing drugs.

Key elements of our strategy are:

●
Identify and acquire rights to products from pharmaceutical companies that have encountered cash flow or operational problems or that decide to divest one or more of their products for various reasons. Specifically, we seek to acquire rights to and develop products that are intended to treat pronounced clinical needs, have patent protection, and have target markets totaling tens of millions to billions of dollars. Additionally, we seek to acquire rights to and develop products based on different technologies designed to reduce our dependency on any specific product technology. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field.

●
Enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products based on existing active ingredients. Because there is a large knowledge base regarding existing products, the preclinical, clinical and regulatory requirements needed to obtain marketing approval for enhanced formulations are relatively well defined. In particular, clinical trial designs, inclusion criteria and endpoints previously accepted by regulators may sometimes be re-used. In addition to reducing costs and time to market, we believe that targeting therapeutics with proven safety and efficacy profiles provides us a better prospect of clinical success.

●
Where applicable, utilize the FDA’s 505(b)(2) regulatory pathway to potentially obtain more timely and efficient approval of our formulations of previously approved products. Under the 505(b)(2) process, we are able to seek FDA approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication of a pharmaceutical product that has previously been approved by the FDA. This process enables us to partially rely on the FDA findings of safety and/or efficacy for previously approved drugs, thus avoiding the duplication of costly and time-consuming preclinical and various human studies.

●	Cooperate with third parties to develop and/or commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

Our Therapeutic Candidates

RHB-105

RHB-105 is intended for the eradication of Helicobacter pylori (H. pylori) bacterial infection in the gastrointestinal tract. RHB-105 is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for digestion of food in the stomach), and amoxicillin and rifabutin, which are antibiotics. RHB-105 is administered to patients orally. Chronic infection with H. pylori irritates the mucosal lining of the stomach and small intestine. The original discovery of the H. pylori bacteria and its association with peptic ulcer disease warranted the Nobel Prize in 2005. H. pylori infection has since been associated with a variety of outcomes which include: dyspepsia (non-ulcer or functional), peptic ulcer disease (duodenal ulcer and gastric ulcer), primary gastric B-cell lymphoma, vitamin B12 deficiency, iron deficiency anemia and gastric cancer.

RHB-105 was granted Qualified Infectious Disease Product (QIDP) designation by the FDA in November 2014. The QIDP designation was granted under the FDA's Generating Antibiotic Incentives Now (GAIN) Act, which is intended to encourage development of new antibiotic drugs for the treatment of serious or life-threatening infections. H. pylori was added by the FDA to the list of qualifying pathogens that have the potential to pose a serious threat to public health. The granted QIDP designation allows RedHill to benefit from Fast-Track development status with an expedited development pathway for RHB-105 and Priority Review status which potentially provides shorter review time by the FDA of a future potential marketing application. If approved, RHB-105 will also receive an additional five years of U.S. market exclusivity on top of the standard exclusivity period.

RHB-105 is also targeting a significantly broader indication than that of existing H. pylori therapies, as a first line treatment of H. pylori infection regardless of ulcer status.

A Phase II clinical trial in Australia was completed with a different formulation of RHB-105, using the same two antibiotic ingredients and a similar proton pump inhibitor. A Phase III trial in the United States is currently underway, and we expect top-line data during the second quarter of 2015. We intend to seek marketing approval for RHB-105 from the FDA through the 505(b)(2) regulatory path.

RHB-104

Crohn’s Disease

RHB-104 is intended to treat Crohn’s disease, which is a serious inflammatory disease of the gastrointestinal system that may cause severe abdominal pain and bloody diarrhea, malnutrition and potentially life-threatening complications. RHB-104 is a patented combination of clarithromycin, clofazimine and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat Mycobacterium avium paratuberculosis (“MAP”), infections in Crohn’s disease. According to a 2007 article in The Lancet Infectious Diseases by Feller et. al., which contains a meta-analysis of 18 published scientific and clinical trials, Crohn’s disease patients are seven times more likely to be infected with MAP than non-Crohn’s patients.

Unlike other drugs on the market for the treatment of Crohn’s disease, which are immunosuppressive agents, RHB-104 is intended to directly address the suspected cause of the disease, MAP bacterial infection. To the best of our knowledge, there are no drugs approved for marketing that target infections of MAP bacteria in Crohn’s disease patients.

In 2011, we obtained FDA “Orphan Drug” status for RHB-104 for the treatment of Crohn’s disease in the pediatric population.

On February 12, 2012, we entered into an agreement with Quest Diagnostics Ltd. to develop a commercial diagnostic test for detecting the presence of MAP bacterial DNA in the blood based upon the rights we acquired from the University of Central Florida Research Foundation, Inc. Additional intellectual property covering other aspects of MAP detection was licensed from the University of Minnesota in December 2014 in order to potentially enhance our ability to detect MAP.  On January 29, 2015, we announced that, together with Quest Diagnostics, we have concluded a pre-submission meeting with the FDA regarding the development path of a commercial companion diagnostic test for the detection of MAP in Crohn’s disease patients, and that we intend to initiate a study of approximately 40 Crohn's disease patients to assess the clinical utility of the companion diagnostic test during the second or third quarter of 2015.

We are currently conducting our first Phase III clinical trial in North America and Israel (MAP US) with RHB-104 as well as preparing a planned second clinical trial in Europe. These trials, based on the analysis and data from a Phase III trial conducted in Australia with the RHB-104 active ingredients in a different formulation, are designed as a Phase III trial for Crohn’s disease patients. The Map US trial commenced in October 2013. We plan to increase the number of clinical sites of the MAP US trial, currently ongoing in the United States, Canada and Israel, from 100 to 120, and expect to include new sites in Australia, New Zealand and Europe.

Approximately 270 Crohn’s disease patients are currently expected to participate in the MAP US trial. Half of the patients will receive RHB-104 and half will receive a placebo drug over a period of approximately six months to determine efficacy, with an additional six month follow-up period to further investigate maintenance of efficacy and safety.

Multiple Sclerosis

We have performed several preclinical studies including studies in an experimental autoimmune encephalomyelitis (EAE) mouse model of Multiple Sclerosis (MS) to investigate the potential impact of RHB-104 in treating MS. The first preclinical study measured cytokine production (biomarkers of inflammation) and demonstrated that the RHB-104 treatment led to a significant reduction of pro-inflammatory cytokine concentrations of IL-6 and TNF, which are associated with inflammation and MS, compared to the control group. The second preclinical study measured the efficacy of RHB-104 as prophylactic therapy, and the treatment with RHB-104 demonstrated a significant reduction in the inflammatory area and level of demyelination, compared with the control group. The third preclinical study measured relapses, demonstrating RHB-104’s efficacy in significantly reducing the incidence of relapse, compared with the control group. Following these preclinical studies, we are conducting a Phase IIa proof of concept clinical trial at two sites in Israel. This clinical trial was initiated in June 2013 with interim results expected during the second half of 2015.

MS is an inflammatory, demyelinating, and neurodegenerative disease of the central nervous system of uncertain etiology that exhibits characteristics of both infectious and autoimmune pathology. There is a growing consensus in the medical community that a dysregulated immune system plays a critical role in the pathogenesis of MS.

Additional trials will be required as part of the RHB-104 Multiple Sclerosis global development program and regulatory strategy.

BEKINDA™ (formerly known as RHB-102)

BEKINDA™ is a once-daily controlled release oral formulation of ondansetron, a leading member of the family of 5HT-3 serotonin receptor inhibitors. It is being developed for use in the following indications:

●	Prevention of chemotherapy- and radiotherapy-induced nausea and vomiting (oncology support)

●	Gastroenteritis and gastritis

●	A third yet undisclosed indication

BEKINDA™ utilizes a technology called CDT® that uses salts to provide an extended release of ondansetron. The CDT® platform enables extended drug release (i.e., measured rate of introduction of active drug) at a relatively low manufacturing cost.

Oncology Support Indication

We completed two comparative bioavailability studies of BEKINDA™ given once daily as compared to approved regimens of Zofran 8mg tablets given in multiple doses per day, a food-effect study and a comparative bioavailability study of BEKINDA™ given once daily as compared to Zofran 16mg suppository, which is approved in major territories in the EU.

In light of the positive results of the clinical pharmacokinetic studies, we submitted a Marketing Authorization Application (MAA) in Europe for chemotherapy and radiotherapy induced nausea and vomiting in December 2014.

We are also currently in discussions with the FDA regarding the United States marketing approval pathway for BEKINDA™ in oncology support.

Gastroenteritis and Gastritis Indication

Acute gastroenteritis/gastritis is an inflammation of the mucus membranes of the gastrointestinal tract, most commonly caused by a viral infection. Symptoms of gastroenteritis/gastritis include nausea, vomiting, diarrhea and abdominal pain.  Gastroenteritis/gastritis is a major cause of emergency room visits, particularly for pediatrics. If approved, BEKINDA™ could potentially decrease the number of emergency room visits of patients suffering from acute gastroenteritis, by offering them an effective and long lasting treatment which can be taken in the comfort of their home

We have initiated a randomized, double-blind, placebo controlled, parallel group Phase III trial, which we call the GUARD Phase III trial, that is conducted in up to 12 clinical sites in the United States and is expected to enroll 320 adults and children over the age of 12 who suffer from acute gastroenteritis/gastritis. Patients will be randomized to receive either BEKINDA™ or placebo. The primary endpoint for the trial is the absence of vomiting from 30 minutes after the first dose through discharge from the emergency department. Secondary endpoints include, among others, frequency of vomiting, severity and time to resolution of nausea and time to resumption of normal activities. Top-line results from the BEKINDA™ GUARD Phase III trial are expected during the second half of 2015.

RHB-106

RHB-106 is a tablet intended for the preparation and cleansing of the gastrointestinal tract prior to the performance of abdominal procedures, including diagnostic tests such as colonoscopy, barium enema or virtual colonoscopy, as well as surgical interventions, such as laparotomy.

On February 27, 2014, we entered into a licensing agreement with Salix Pharmaceuticals, Ltd. (“Salix”) by which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments. Pursuant to this agreement, we received an upfront payment of $7 million and are entitled to an additional $5 million in subsequent milestone payments. In addition, as part of the terms of the agreement, Salix agreed to pay us tiered royalties on net sales of RHB-106, ranging from the low single-digits up to low double-digits.

MESUPRON®

MESUPRON® (INN:Upamostat) is a proprietary small molecule, first-in-class, urokinase-type plasminogen activator (uPA) inhibitor administered by oral capsule. MESUPRON® inhibits the uPA system, which has been shown to play a key role in tumor cell growth, invasion and the metastasis process. High uPA levels are associated with poor prognosis in various solid tumor cancers, such as pancreatic, gastric, breast and prostate cancers. MESUPRON® presents a promising new non-cytotoxic approach to cancer therapy with several potential mechanisms of action to inhibit both tumor metastasis and growth.

MESUPRON® has completed several Phase I trials and two Phase II proof of concept trials. The first Phase II trial in locally advanced non-metastatic pancreatic cancer and the second trial in metastatic breast cancer established the drug's safety and tolerability profile. The Phase II trials with MESUPRON® in both indications suggested activity as measured by both tumor response rate and overall survival of patients when administered in combination with first-line chemotherapeutic agents. Additional studies, including preclinical studies, are anticipated as part of the MESUPRON® global development program and regulatory strategy.  On January 5, 2015, we announced that we expect in the second half of 2015 to have initial data from non-clinical studies which we plan to conduct to further evaluate the mechanisms of action and define the patient populations for MESUPRON®.

RP101

RP101 is a proprietary small molecule, first-in-class, heat shock protein 27 (Hsp27) inhibitor, administered orally, which may prevent the induction of resistance to chemotherapy (chemoresistance), thus maintaining sensitivity of the tumor to chemotherapy and potentially enhancing patient survival.

On August 13, 2014, we entered into a binding exclusive option agreement for the acquisition of the oncology drug candidate RP101 and next generation compounds. Under the terms of the agreement, we have a one year option to acquire the exclusive worldwide rights to RP101 for all indications, excepting indications for pancreatic cancer in South Korea. During the option period we may, at our discretion, conduct development activities with RP101. The one year option may be extended by us under certain agreed terms.

RP101 has completed several Phase I and Phase II clinical trials with a total of 249 subjects treated, including Phase II trials in pancreatic cancer.

RP101 has been granted Orphan Drug designation for the adjunct treatment of pancreatic cancer by the FDA and the European Medicines Agency.

Additional studies, including preclinical studies, are anticipated as part of the RP101 global development program and regulatory strategy.  On January 5, 2015, we announced that we expect in the second half of 2015 to have initial data from non-clinical studies which we plan to conduct to further evaluate the mechanisms of action and define the patient populations for RP101.

RIZAPORT (formerly known as RHB-103)

RIZAPORT is an oral thin film formulation of rizatriptan intended for the treatment of acute migraine headaches. Migraines are generally treated through the usage of triptans, a class of molecules that narrow (constrict) blood vessels in the brain in order to relieve swelling and other migraine symptoms. Examples of triptans include sumatriptan, zolmitriptan and rizatriptan, the basis of RIZAPORT. RIZAPORT is based on a patented technology called “VersaFilmTM.” This technology allows the production of thin film strips that dissolve rapidly in the mouth, allowing the drug to be absorbed through the oral mucosa and into the bloodstream. The proprietary VersaFilmTM technology is a novel, non-mucoadhesive, fast dissolving oral dosage form.

In March 2013, together with IntelGenx Corp., we filed a New Drug Application (NDA) with the FDA for U.S. marketing approval under the 505(b)(2) regulatory path for RIZAPORT.

On February 4, 2014, together with IntelGenx Corp., we announced the receipt of a complete response letter from the FDA indicating certain matters that would need to be addressed prior to obtaining approval for marketing. These matters related primarily to third party chemistry, manufacturing and controls issues, as well as to packaging and labeling of the film. The FDA’s letter did not raise any safety issues or questions regarding the results of the clinical trials. On March 3, 2014, together with IntelGenx Corp., we responded to the FDA’s complete response letter and in response, the FDA requested additional CMC data. In relation to the FDA response, we were also informed that a supplier of raw material for RIZAPORT is having compliance discussions with FDA that are not specific to RIZAPORT.

In April 2014, together with IntelGenx Corp., we initiated a comparative bioavailability study of RIZAPORT and the European reference drug Maxalt® lingua marketed in Germany by MSD Sharp & Dohme GMBH, based on a positive European Scientific Advice meeting with the German Federal Institute for Drugs and Medical Devices (BfArM) regarding RIZAPORT that took place in 2013. In May 2014, together with IntelGenX Corp., we announced the successful completion of the clinical trial that demonstrated bioequivalence based on the criteria’s discussed with BfArM. Based on the data from that trial, we submitted a Marketing Authorization Application (MAA) to the BfArM, as the reference member state under the European Mutual Recognition Procedure. The BfArM subsequently informed us that the MMA had been validated and the formal review began on November 25th, 2014.  We and IntelGenx are continuing negotiations with potential commercialization partners and, to the extent feasible, plan to conclude discussions with a U.S. commercialization partner in the first half of 2015.

RHB–101

RHB-101 is intended for the treatment of hypertension, heart failure and left ventricular dysfunction (following myocardial infarction) by means of controlled release of an active ingredient known as carvedilol, which is designed to be administered to patients on a once-daily basis. We believe that our once-daily RHB-101 is an improvement over existing generic carvedilol-containing drugs, which are administered several times per day.

RHB-101 is based on a patented technology for the controlled release of drugs administered orally. The technology is based on a drug-release polymer system built of an external envelope that is consumed at a slow rate, and an internal matrix that breaks down on contact with the fluids of the gastrointestinal system, releasing the drug at a constant rate according to the drug’s exposed geometric surface.

We have executed a non-binding letter of intent for the out-licensing of RHB-101 with a potential European partner for the manufacturing and commercialization of RHB-101 in a specified EU territory, as well as the supply of finished product to us or our sublicensees for the rest of the EU. We plan, to the extent feasible, to complete the above-mentioned transaction during the first half of 2015.

Financial Update

While we have not finalized our full financial results for the fiscal year ended December 31, 2014, we had approximately $23 million of cash, cash equivalents and short-term investments as of December 31, 2014. Our current cash resources are not sufficient to complete the research and development of all of our therapeutic candidates. We believe our existing capital resources should be sufficient to fund our operations for at least the next 12 months. This cash amount is an estimate only, has not been audited and is subject to change upon completion of the audit of our financial statements as of and for the year ended December 31, 2014. Additional information and disclosures would be required for a more complete understanding of our financial position and results of operations as of December 31, 2014.

Risk Factors

You should carefully consider the risks described below, including our financial statements and the related notes, before you decide to buy our securities. The risks and uncertainties described below are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below , and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical development stage biopharmaceutical company with a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

We are a clinical development stage biopharmaceutical company. Since our incorporation in 2009, we have been focused primarily on the development and acquisition of late clinical-stage therapeutic products. All of our therapeutic candidates are in the clinical development stage, and none has been approved for marketing or is being marketed or commercialized. Most of our therapeutic candidates require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We experienced net losses of approximately $5.4 million in the first 9 month of 2014, $10.6 million in 2013 and $10.3 million in 2012. As of September 30, 2014, we had an accumulated deficit of approximately $37.3 million. We may incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our therapeutic candidates. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates, obtain the required regulatory approvals in various territories and commercialize our therapeutic candidates. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates. As a result, we may never be profitable or achieve significant and/or sustained revenues.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have a limited operating history and our operations to date have been limited primarily to acquiring and in-licensing therapeutic candidates, research and development, raising capital and recruiting scientific and management personnel and third party partners. Except with respect to RHB-106 and related rights, which we have out-licensed to Salix Pharmaceuticals, Inc., we have not yet demonstrated an ability to commercialize or obtain regulatory approval for any of our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize our therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

Our current working capital is not sufficient to complete our research and development with respect to all of our therapeutic candidates. We will need to raise additional capital to achieve our strategic objectives of acquiring, developing and commercializing therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our operations, develop our therapeutic candidates, attract development and/or commercial partners and retain key personnel.

We have funded our operations primarily through public and private offerings of our securities. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and raising additional capital. As of September 30, 2014, we had cash and short term investments of approximately $29 million, and as of September 30, 2013, we had cash and short term investments of approximately $13.7 million. These amounts are not sufficient to complete the research and development of all of our therapeutic candidates, and accordingly we may need to raise additional capital in the coming year.

To date, our business presently generated limited revenues. As we plan to continue expending substantial funds in research and development, including clinical trials, we will need to raise additional capital in the future through either debt or equity financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company, our therapeutic candidates and present and future market conditions. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing or obtain sufficient future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs for our therapeutic candidates, any of which may have material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long term capital requirements are subject to numerous risks.

Our long term capital requirements are expected to depend on many potential factors, including, among others:

●	the number of therapeutic candidates in development;

●	the regulatory clarity and path of each of our therapeutic candidates;

●	the progress, success and cost of our clinical trials and research and development programs including manufacturing;

●	the costs, timing and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of manufacturing, developing sales, marketing and distribution channels;

●	our ability to successfully commercialize our therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Risks Related to Our Business and Regulatory Matters

If we and/or our commercialization partners are unable to obtain FDA and/or other foreign regulatory authority clarity and approval for our therapeutic candidates, we and/or our commercialization partners will be unable to commercialize our therapeutic candidates

To date, we have not marketed, distributed or sold any therapeutic candidate or other product. Currently, we have eight therapeutic candidates, which includes one therapeutic candidate (RP101) for which we have an option to acquire, in various programs and clinical development stages, “RHB-105” for the eradication of H. Pylori infection; “RHB-104” for the treatment of Crohn’s disease and potentially other diseases; “RHB-106” (out-licensed to Salix Pharmaceuticals, Inc.) for bowel preparation; “BEKINDA™” (formerly known as RHB-102) for acute gastroenteritis and gastritis, and for the prevention of chemotherapy and radiotherapy induced nausea and vomiting; MESUPRON® targeting gastrointestinal and other solid tumor cancers; “RP101” (currently subject to an option-to-acquire by us) targeting pancreatic and other gastrointestinal cancers; “RIZAPORT” (formerly known as RHB-103) for the treatment of acute migraine headaches; and “RHB-101” for the treatment of hypertension, heart failure and left ventricular dysfunction. Our therapeutic candidates are subject to extensive governmental laws, regulations and guidelines relating to development, clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory clarity and approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to limitations on the indicated uses for marketing the therapeutic candidate or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the FDA and foreign state agencies that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing, development and manufacturing requirements for our therapeutic candidates than other jurisdictions. Additionally, the FDA or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals or our ability to commercialize our therapeutic candidates.

Clinical trials and related non-clinical studies may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. We and/or commercialization partners will not be able to commercialize our therapeutic candidates without completing such trials.

We have limited experience in conducting and managing the clinical trials that are required to commence commercial sales of our therapeutic candidates. Clinical trials and related non-clinical studies are expensive, complex, can take many years and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned clinical trials that will cause delays, including suspension of the clinical trial, or delay of data analysis or release of the final report. The clinical trials of our therapeutic candidates may take significantly longer to complete than is estimated. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates.

In connection with the clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks and uncertainties, including but not limited to:

●	delays in securing clinical investigators or trial sites for the clinical trials;

●	delays in receiving import or other government approvals to ensure appropriate drug supply;

●	delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;

●	expiration of clinical trial material before or during our trials as a result of degradation of, or other damage to, the clinical trial material;

●	negative or inconclusive results from clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies;

●	the FDA or other foreign regulatory authorities may require us to conduct additional clinical trials and/or studies;

●	an inability to monitor patients adequately during or after treatment;

●	problems with investigator or patient compliance with the trial protocols;

●	a therapeutic candidate may not prove safe or efficacious; there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;

●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;

●
the results may justify only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●
the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and

●	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. As such, despite the results reported in earlier clinical trials of our therapeutic candidates, we do not know if the clinical trials we conduct will demonstrate adequate efficacy and safety sufficient to obtain regulatory approval to market our therapeutic candidates. If any of the clinical trials of any therapeutic candidate do not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

If we do not establish collaborations for our therapeutic candidates or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs and the potential commercialization of our therapeutic candidates will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and/or potential commercialization of our therapeutic candidates, in some or all jurisdictions. Although we are currently aware of numerous potential new third party partners for the development or commercialization of our therapeutic candidates, we may not be successful in entering into new collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development and/or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently will have an adverse effect on our business, financial condition and results of operations.

Any collaborative arrangements that we have established or may establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations, including our out-license of RHB-106. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development and commercialization of our therapeutic candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property and commercialization. We do not control these third parties, but we rely on them to achieve results which may be significant to us. To date, we have out-licensed one of our therapeutic products, RHB-106 and related rights to Salix Pharmaceuticals, Inc., or Salix. We do not control Salix, but we rely on Salix to clinically develop and commercialize the product based on the license agreement.

Relying upon collaborative arrangements to develop and commercialize our therapeutic candidates, such as our out-license of RHB-106 and related rights, subjects us to a number of risks, including but not limited to:

●	we may not be able to control the amount and timing of resources that our collaborators may devote to our therapeutic candidates;

●	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

●	our collaborators may experience financial difficulties or changes in business focus;

●	our collaborators' partners may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;

●	our collaborators' partners may have a shortage of qualified personnel;

●	we may be required to relinquish important rights, such as marketing and distribution rights;

●	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

●	collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our therapeutic candidates.

If any of these scenarios materialize, they could have adverse effect on our business, financial condition or results of operations.

We rely on third parties to conduct our clinical trials and related non-clinical studies, and those third parties may not perform satisfactorily, including, but not limited to, failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability to independently conduct clinical trials and related non-clinical studies for our therapeutic candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, development and commercialization partners, clinical investigators and independent study monitors to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with such third parties, other than with respect to RHB-106 and related rights, which we have out-licensed to Salix, we continue to be responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. To date, we believe our contract research organizations and other similar entities with which we are working have performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our therapeutic candidates and may be delayed in our efforts to successfully commercialize our therapeutic candidates for targeted diseases.

In addition, our ability to bring our therapeutic candidates to market depends on the quality and integrity of data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated.

If third parties do not manufacture our therapeutic candidates in sufficient quantities, in the required timeframe, and at an acceptable cost, clinical development and commercialization of our therapeutic candidates would be delayed.

We do not currently own or operate manufacturing facilities, and we rely, and expect to continue to rely, on third parties to manufacture clinical and commercial quantities of our therapeutic candidates. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates may adversely affect our future profit margins, if any, and our ability to develop therapeutic candidates and commercialize any therapeutic candidates on a timely and competitive basis.

We may not be able to maintain our existing or future third party manufacturing arrangements on acceptable terms, if at all. If for some reason our manufacturers do not perform as agreed or expected, we may be required to replace them. Although we are not substantially dependent upon our existing manufacturing agreements since we could replace them with other third party manufacturers, we may incur added costs and delays in identifying, engaging, qualifying and training any such replacements.

In October 2012, we and our clinical manufacturer for RHB-104 mutually terminated our relationship after we concluded that another manufacturer would be better suited to conduct the scale up required to produce our clinical trial material in sufficient quantities and fulfill our timeline. It is possible that in the future we may be required to terminate other third party manufacturers, which may cause us to incur additional costs or delays.

We rely on third party contract vendors to manufacture and supply us with high quality APIs, or active pharmaceutical ingredients, in the quantities we require on a timely basis.

We currently do not manufacture any APIs ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our therapeutic candidates. While there are many potential API suppliers in the market, if these suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience a delay in obtaining regulatory approval for our therapeutic candidates or conducting additional clinical trials of our therapeutic candidates and incur additional costs.

For example, our supplier of raw materials for RIZAPORT™ has been sending updates to FDA regarding progress of corrective actions in regards to compliance issues at its manufacturing facility and subsequently invited FDA for re-inspection, which are independent of us and not specific to RIZAPORT™. Although the supplier is working to solve its compliance issues and although we are working to ensure continued supply of the necessary raw materials for RIZAPORT regardless of the outcome of its compliance discussions, our ability to obtain FDA approval for RIZAPORT™ may be delayed until we are able to secure a compliant source of raw materials.

While there may be several alternative suppliers of API in the market, we have yet to conclude extensive investigations into the quality or availability of their APIs. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, affordable, high quality, or reliable supplies of our APIs, we may not be able to produce enough supplies of our therapeutic candidates, which could adversely affect our business, financial condition or results of operation.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

To date, our therapeutic candidates have been manufactured in relatively small quantities for preclinical testing and clinical trials by third-party manufacturers. If the FDA or other regulatory agencies approve any of our therapeutic candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our approved therapeutic candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA or other foreign regulatory agencies must review and approve. If they are unable to successfully increase the manufacturing capacity for a therapeutic candidate, or we are unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply.

We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.

We and our contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA or other foreign regulatory authorities setting forth current good manufacturing practices. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates. We and our manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates, and materially and adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approvals, our therapeutic candidates will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose those approvals, and our business would be seriously harmed.

Even if our therapeutic candidates receive regulatory approval, we or our commercialization partners, as applicable, will be subject to ongoing reporting obligations, including pharmacovigilance, and the therapeutic candidates and the manufacturing operations will be subject to continuing regulatory review, including inspections by the FDA or other foreign regulatory authorities. The results of this ongoing review may result in the withdrawal of a therapeutic candidate from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to drugs following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the therapeutic candidate. In addition, the manufacturer and the manufacturing facilities that we or our commercialization partners use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other foreign regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:

●	restrictions on such therapeutic candidate, manufacturer or manufacturing process;

●	warning letters from the FDA or other foreign regulatory authorities;

●	withdrawal of the therapeutic candidate from the market;

●	suspension or withdrawal of regulatory approvals;

●	refusal to approve pending applications or supplements to approved applications that we or our commercialization partners submit;

●	voluntary or mandatory recall;

●	fines;

●	refusal to permit the import or export of our therapeutic candidates;

●	product seizure or detentions;

●	injunctions or the imposition of civil or criminal penalties; or

●	adverse publicity.

If we, or our commercialization partners, suppliers, third party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or our commercialization partners may lose marketing approval for any of our therapeutic candidates if any of our therapeutic candidates are approved, resulting in decreased or lost revenue from milestones, product sales or royalties.

Modifications to our therapeutic candidates, or to any other therapeutic candidates that we may develop in the future, may require new regulatory clearances or approvals or may require us or our development and/or commercialization partners, as applicable, to recall or cease marketing these therapeutic candidates until clearances are obtained.

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other pharmaceutical product or medical device that we may develop in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other foreign regulatory authorities require pharmaceutical products and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without pre-clearance by the FDA or other foreign regulatory authorities; however, the FDA or other foreign regulatory authorities can review a manufacturer’s decision and may disagree. The FDA or other foreign regulatory authorities may also on their own initiative determine that a new clearance or approval is required. If the FDA or other foreign regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our development and/or commercialization partners previously received marketing approval, we or our development and/or commercialization partners may be required to recall such therapeutic candidate and to stop marketing the therapeutic candidate as modified, which could require us or our development and/or commercialization partners to redesign the therapeutic candidate and cause a material adverse effect on our business, financial condition and results of operations.

We depend on our ability to identify and in-license or acquire therapeutic candidates to achieve commercial success.

Our eight therapeutic candidates were all acquired by us from or licensed to us by third parties, other than RP101 for which we have an option to acquire. We evaluate internally and with external consultants each therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates that are likely to achieve commercial success. In addition, even if we identify additional therapeutic candidates that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates under favorable terms or at all.

We compete with other entities for some of our in-license or acquisition opportunities.

As part of our overall strategy, we pursue opportunities to in-license or acquire therapeutic products. We may compete for in-license and acquisition opportunities with other, established and well-capitalized pharmaceutical companies. As result, we may be unable to in-license or acquire additional therapeutic products at all or upon favorable terms. Our failure to further in-license or acquire therapeutic products in the future may hinder our ability to grow and could harm our business, financial condition and results of operations.

If we cannot meet our obligations under our acquisition or in-license agreements or we cannot renegotiate our obligations, or if other events occur that are not within our control such as bankruptcy of a licensor, we could lose the rights to our therapeutic candidates and/or experience delays in developing our therapeutic candidates, or incur additional costs, which could have a material adverse effect on our business.

We acquired our rights to three of our therapeutic candidates, RHB-104, RHB-105 and RHB-106, from a third party pursuant to an asset and purchase agreement. In addition, we in-licensed our rights to four other therapeutic candidates, RHB-101, BEKINDA™, RIZAPORT™ and MESUPRON® pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. We have also obtained an option-to-acquire RP101. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these therapeutic candidates. If we do not meet our obligations under these agreements, or if other events occur that are not within our control such as the bankruptcy of a licensor, we could lose the rights to our therapeutic candidates, experience delays in developing our therapeutic candidates and/or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, our agreement with IntelGenx Corp. requires us to renegotiate certain provisions of the contract in the event the agreed-to budget is exceeded by a certain amount. In the event we are required to renegotiate this agreement, there is no guarantee that we will agree upon new terms promptly, or at all, which could delay the development of RIZAPORT™. Moreover, if we elect not to exercise the option-to-acquire RP101 and/or to extend the option term under the option agreement, we may lose all of our rights in relation to RP101.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under these agreements in a timely manner and/or if other events occur that are not within our control, such as the bankruptcy of a licensor, which impacts our ability to prosecute certain patent applications and maintain certain issued patents licensed to us, we could lose the rights to our therapeutic candidates which could have a material adverse effect on our business, financial condition and results of operations.

Our business could suffer if we are unable to attract and retain key employees.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our chief executive officer, and Reza Fathi, our senior vice president for research and development. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to build and expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

We face several risks associated with international business.

We operate our business in multiple international jurisdictions. Such operations could be affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our therapeutic candidates, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business.

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if our therapeutic candidates are approved for commercialization, they may not become commercially viable products. For example, if we or our commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including but not limited to:

●	difficulty in large-scale manufacturing, including yield and quality;

●
low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

●	insufficient or unfavorable levels of reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators;

●	infringement on proprietary rights of others for which we or our commercialization partners have not received licenses;

●	incompatibility with other therapeutic products;

●	other potential advantages of alternative treatment methods and competitive forces that may make it more difficult for us to penetrate a particular market segment;

●	ineffective marketing and distribution support;

●	lack of significant competitive advantages over existing products on the market;

●	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;

●
inability to establish collaborations with third party commercialization partners on acceptable terms, or at all, and our inability or unwillingness for cost or other reasons to commercialize the products on our own; or

●	timing of market introduction of competitive products.

Physicians, various other health care providers, patients, payers or the medical community in general may be unwilling to accept, utilize or recommend any of our approved therapeutic candidates. If we are unable, either on our own or through third parties, to manufacture, commercialize and market our proposed formulations or therapeutic candidates when planned, or develop commercially viable therapeutic candidates, we may not achieve any market acceptance or generate revenue.

The market for our therapeutic candidates is rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. There are various other companies that currently market, are in the process of developing or may develop in the future products that address all of the indications or diseases treated by our therapeutic candidates.

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed or will be developed by others may render our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our therapeutic candidates. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations or therapeutic candidates, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medication or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our therapeutic candidates to receive widespread acceptance if commercialized.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Health Reform Law included a number of new rules regarding health insurance, the provision of health care, and conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients. Through the rule making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who lack insurance coverage. Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services and drugs. This legislation is one of the most comprehensive and significant reforms ever experienced by the United States in the healthcare industry and is expected to have meaningful ramifications on tens of millions of citizens in the United States. This legislation is expected to impact the scope of healthcare insurance, the insurance refunds from the insurance companies and possibly also the costs of medical products. Additionally, the Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the United States government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. To the extent that our products are at some point reimbursable by U.S federal government programs, this attention may result in our products being chosen less frequently or the pricing being substantially lowered. However, the effect of the legislation is difficult to predict and, at this stage, we are unable to estimate the full extent of the direct and/or indirect impact of the legislation on us.

These structural changes could entail modifications to the existing system of private payors and government programs (such as Medicare, Medicaid and State Children’s Health Insurance Program), creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs and pharmaceuticals, such as those we and our development and/or commercialization partners are currently developing. If reimbursement for our approved therapeutic candidates, if any, is substantially reduced in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the United States federal government, which may force significant additional changes to the healthcare system in the United States. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care. Cost of care could be reduced by decreasing the level of reimbursement for medical services or products (including those pharmaceuticals currently being developed by us or our development and/or commercialization partners), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any therapeutic candidate for which we receive marketing approval in the future could have a materially adverse effect on our financial performance.

Several States and private entities mounted legal challenges to the healthcare reform legislation. That litigation culminated in a decision from the United States Supreme Court on July 26, 2012 that generally upheld the healthcare reform legislation as constitutional. However, the Supreme Court held that the legislation improperly required the States to expand their Medicaid programs to cover more individuals. As a result, the States have a choice as to whether they will expand the numbers of individuals covered by their respective State Medicaid programs. Some States have already indicated that they will not expand their Medicaid programs and will develop other cost saving and coverage measures to provide care to currently uninsured residents. Many of these efforts to date have included the institution of Medicaid managed care programs. The manner in which these cost saving measures are implemented could have a materially adverse effect on our financial performance.

If third-party payors do not adequately reimburse customers for any of our therapeutic candidates that are approved for marketing, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved therapeutic candidates, if any, from governmental or other third-party payors, both in the United States and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including but not limited to the third-party payor’s determination that the use of an approved therapeutic candidate is:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

Obtaining reimbursement approval for a therapeutic candidate from each government or other third-party payor is a time-consuming and costly process that could require us or our development and/or commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our therapeutic candidates to each payor. Even when a payor determines that a therapeutic candidate is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities. Reimbursement rates may vary according to the use of the therapeutic candidate and the clinical setting in which it used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints and/or imperfections in Medicare, Medicaid or other data used to calculate these rates.

In the United States, there have been, and we expect that there will continue to be, federal and State proposals to constrain expenditures for medical products and services, which may affect payments for our therapeutic candidates in the United States. In addition, there is a growing emphasis on comparative effectiveness research, both by private payors and by government agencies. To the extent other drugs or therapies are found to be more effective than our products, payors may elect to cover such therapies in lieu of our products and/or reimburse our products at a lower rate. We believe that legislation that reduces reimbursement for our therapeutic candidates could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our therapeutic candidates, if approved. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our therapeutic candidates, if approved. At this stage, we are unable to estimate the extent of the direct and/or indirect impact of any such federal and State proposals.

Further, the Centers for Medicare and Medicaid Services frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both the Centers for Medicare and Medicaid Services and other third-party payors may have sufficient market power to demand significant price reductions.

We could be exposed to significant drug product liability claims which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct, and the testing, manufacture, marketing and commercial sale of our therapeutic candidates, involve and will involve an inherent risk that significant liability claims may be asserted against us. We currently have a product liability policy that includes coverage for our clinical trials. Should we decide to seek additional insurance against such risks before our product sales commence, there is a risk that such insurance will be unavailable to us, or if it can be obtained at such time, that it will be available at an unaffordable cost. Even if we obtain insurance, it may prove inadequate to cover claims and/or litigation costs, especially in the case of wrongful death claims. Product liability claims or other claims related to our therapeutic candidates, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products and therapeutic candidates. A product liability claim could also significantly harm our reputation and delay market acceptance of our therapeutic candidates.

Global economic conditions may make it more difficult for us to commercialize our therapeutic candidates

The pharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including high unemployment levels and increases in co-pays, may switch to generic products, delay treatments, skip doses or use less effective treatments to reduce their costs. Challenging economic conditions in the U.S include the demands by payors for substantial rebates and formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain pharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize our therapeutic candidates.

Our business involves risks related to handling regulated substances which could severely affect our ability to conduct research and development of our therapeutic candidates.

In connection with our or our development and/or commercialization partners’ research and clinical development activities, as well as the manufacture of materials and therapeutic candidates, we and our development and/or commercialization partners are subject to federal, State and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We and our development and/or commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and clinical development, as well as the activities of our manufacturing and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including but not limited to certain hazardous chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Risks Related to Intellectual Property

We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of patent rights may lead us to lose market share and anticipated profits.

Our success depends, in part, on our ability, and the ability of our commercialization partners to obtain patent protection for our therapeutic candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to our therapeutic candidates, inventions and improvements that may be important to the continuing development of our therapeutic candidates.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our issued patents and the issued patents of our commercialization partners may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Our competitors may also independently develop drug delivery technologies or products similar to ours or design around or otherwise circumvent patents issued to, or licensed by, us. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and the European Union. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

After the completion of development and registration of our patents, third parties may still manufacture and/or market therapeutic candidates in infringement of our patent protected rights. Such manufacture and/or market of our therapeutic candidates in infringement of our patent protected rights is likely to cause us damage and lead to a reduction in the prices of our therapeutic candidates, thereby reducing our anticipated profits.

In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our therapeutic candidates, any patents that protect our therapeutic candidate may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of generic products into the market and a subsequent decline in market share and profits.

In addition, in some cases we may rely on our licensors to conduct patent prosecution, patent maintenance or patent defense on our behalf. Therefore, our ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in our therapeutic products. Any failure by our licensors or development partners to properly conduct patent prosecution, patent maintenance or patent defense could harm our ability to obtain approval or commercialization of the products, thereby reducing our anticipated profits.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, we generally try to protect our trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our development and/or commercialization partners, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable and a court may determine that the right belongs to a third party.

Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our therapeutic candidates.

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our therapeutic candidates in the event of an infringement action.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a therapeutic candidate or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings before regulatory agencies, including interference or re-examination proceedings filed with the United States Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates, as well as other disputes regarding intellectual property rights with development and/or commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon and we, our development and/or commercialization partners will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that we may not prevail which could harm our business significantly.

Risks Related to our Ordinary Shares and American Depositary Shares.

We may be a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

While the determination of passive foreign investment company, or PFIC, status is fact specific, and generally cannot be made until the close of the taxable year in question, based on the value and composition of our assets, we may be a PFIC for U.S. federal income tax purposes for our current taxable year and future taxable years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Because the value of our assets for purposes of this determination will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Each U.S. Holder is strongly urged to consult its own tax advisor regarding these issues. “Material Tax Considerations – U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies.”

The market price of our Ordinary Shares and our ADSs are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market price of our Ordinary Shares on the TASE and our American Depository Shares on The NASDAQ in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of our Ordinary Shares on the TASE and the market price of our American Depository Shares on The NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of our Ordinary Shares and ADSs are and will be subject to a number of factors, including but not limited to:

●	announcements of technological innovations or new therapeutic candidates by us or others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs we, our development or commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our Ordinary Shares or ADSs are covered by analysts;

●	changes in government regulations or patent decision;

●	developments by our development and/or commercialization partners; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our Ordinary Shares and result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

Future sales of our Ordinary Shares or ADSs could reduce the market price of our Ordinary Shares and ADSs.

All of our outstanding Ordinary Shares are registered and available for sale in Israel. In addition, as of February 9, 2015, we had non-tradable warrants to purchase an aggregate of 4,183,496 Ordinary Shares and non-tradable warrants to purchase an aggregate of 357,896 ADSs (each representing 10 Ordinary Shares) and options to purchase 18,325,016 Ordinary Shares under our 2010 Stock Option Plan. Substantial sales of our Ordinary Shares or ADSs, or the perception that such sales may occur in the future, including sales of shares issuable upon the exercise of options and warrants, may cause the market price of our Ordinary Shares or ADSs to decline. Moreover, the issuance of shares underlying our options and warrants will also have a dilutive effect on our shareholders, which could further reduce the price of our Ordinary Shares and ADSs on their respective exchanges.

Should we issue ADSs or Ordinary Shares at a price below $9.50 or $0.95 per share, respectively, or warrants or other convertible securities pursuant to which ADSs or Ordinary Shares may be acquired at a price below $9.50 or $0.95 per share, respectively, we may be required to issue additional ADSs, without any new consideration, to various investors, potentially resulting in substantial dilution to you.

Pursuant to the terms of the securities purchase agreements that we entered into in December 2013 with OrbiMed Israel Partners Limited Partnership and Broadfin Healthcare Master Fund, LTD, until we consummate a financing or series of financings that result in at least $13,800,000 of gross proceeds (reduced from $28 million and $25.5 million, respectively, after taking into account subsequent private placements we have completed since December 2013), should we issue any ADSs or Ordinary Shares at a price below $9.50 or $0.95 per share, respectively, or warrants or other convertible or exchangeable securities pursuant to which ADSs or Ordinary Shares may be acquired at a price below $9.50 or $0.95 per share, respectively (other than in connection with employment arrangements and certain business combinations and strategic transactions), then we are obligated to issue additional ADSs to these investors in an amount sufficient that the total offering price paid by each such investor for its ADSs under its respective securities purchase agreement, when divided by the total number of ADSs originally issued to such investor under such securities purchase agreement plus the additional ADSs issued as a result of this lower price issuance and any additional ADSs issued as a result of any previous lower price issuances, will result in an actual price paid by the investor per ADS equal to either (i) such lower price, in the case of a subsequent issuance by us of lower priced ADSs or convertible or exchangeable securities pursuant to which ADSs may be acquired, or (ii) the product of (a) ten and (b) such lower price, in the case of a subsequent issuance by us of lower priced Ordinary Shares or convertible or exchangeable securities pursuant to which Ordinary Shares may be acquired. As this protection is a full ratchet adjustment regardless of the number of securities subsequently issued by us, it could result in substantial dilution to you should we consummate any non-exempt issuance pursuant to which ADSs or Ordinary Shares are acquired or may be acquired from us at a price below $9.50 or $0.95 per share, respectively.

Our Ordinary Shares and our ADSs are traded on different markets and this may result in price variations.

Our Ordinary Shares have been traded on the TASE since February 2011, and our ADSs have been listed on The NASDAQ since December 26, 2012. Trading in our securities on these markets take place in different currencies (U.S. dollars on The NASDAQ and New Israeli Shekels, or NIS, on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

There has been a limited market for our ADSs. We cannot ensure investors that an active market will develop for our ADSs on The NASDAQ, and this may limit the ability of our investors to sell our ADSs in the United States.

There has been limited trading in our ADSs, and an active trading market in our ADSs may never develop or may not be sustained if one develops. Due to the illiquidity of our ADSs, the market price may not accurately reflect our relative value. There can be no assurance that an active market for our ADSs will develop in the future. Because our ADSs are so thinly traded, even limited trading in our ADSs has in the past, and might in the future, lead to dramatic fluctuations in market price and investors may not be able to liquidate their investment in us at all or at a price that reflects the value of the business.

While our ADSs began trading on The NASDAQ in December 2012, we cannot assure you that we will maintain compliance with all of the requirements for our ADSs to remain listed. Additionally, there can be no assurance that trading of our ADSs on such market will be sustained or desirable.

We have incurred additional increased costs as a result of the listing of our ADSs on The NASDAQ, and we may need to devote substantial time and resources to new compliance initiatives and reporting requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses as a result of the listing of our securities on both The NASDAQ and the Tel-Aviv Stock Exchange. These include costs associated with the reporting requirements of the Securities and Exchange Commission and the requirements of The NASDAQ Market Rules, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, travel costs, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Market Rules of The NASDAQ, as well as applicable Israeli reporting requirements, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers and may require us to pay more for such positions.

Since we are an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to an effective registration statement (in our case, December 31, 2018); (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act of 1934, as amended, which would occur if the market value of our Ordinary Shares held by non-affiliates is $700 million or more as of the last business day of our most recently completed fiscal quarter. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with such reporting requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of complying with these additional reporting requirements.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable Securities and Exchange Commission and NASDAQ Stock Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under The NASDAQ Capital Market Rules for domestic issuers. For instance, we follow home country practice in Israel with regard to, among other things, composition of the board of directors, which does not require that a majority of a company's board of directors be independent, director nomination procedure and quorum at shareholders’ meetings. In addition, we follow our home country law, instead of The NASDAQ Capital Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The NASDAQ may provide less protection than is accorded to investors under The Market Rules of The NASDAQ Capital Market applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the United States Securities Exchange Act of 1934, as amended. In addition, we are not required under the United States Securities Exchange Act of 1934, as amended, to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the United States Securities Exchange Act of 1934, as amended.

We may fail to maintain effective internal controls over financial reporting, which may adversely affect investor confidence in our company and, as a result, may affect the value of our Ordinary Shares and ADSs.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Pursuant to the JOBS Act, we are classified as an “emerging growth company,” and we are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five year transition period commencing in 2013.

Our management report regarding our internal control over financial reporting must include, among other things, disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2013, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Ordinary Shares and ADSs to decline.

We currently do not anticipate paying cash dividends, and accordingly, investors must rely on the appreciation in our ADSs for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in our ADSs will depend upon any future appreciation in their value. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which our investors have purchased their securities.

You may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive dividends or other distributions on our Ordinary Shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may deduct from such dividends or distributions its fees and may withhold amounts on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholder meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents are not responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as an American Depositary Share holder, they are not able to call a shareholders’ meeting.

The depositary for our ADSs gives us a discretionary proxy to vote our Ordinary Shares underlying ADSs if a holder of our ADSs does not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect their interests.

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our Ordinary Shares underlying ADSs at shareholders’ meetings if a holder of our ADSs does not vote, unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that a holder of our ADSs cannot prevent our Ordinary Shares underlying such ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of our ADSs to influence the management of our company. Holders of our Ordinary Shares are not subject to this discretionary proxy.

Risks Related to our Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the summer of 2014, Israel was engaged in an armed conflict with Hamas in Gaza, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The State of Israel and Israeli companies have been subject to economic boycotts. These restrictions and boycotts may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations may be disrupted as a result of the obligation of management or personnel to perform military service.

Many of our employees in Israel, including members of our senior management, perform up to one month, and in some cases more, of annual military reserve duty until they reach the age of 40 or older and, in the event of a military conflict, may be called to active duty. There have also been periods of significant call-ups of military reservists, and it is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees. Such disruption could materially adversely affect our business, financial condition and results of operations.

Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the U.S. dollar. Most of the royalty payments from our agreements with our development and/or commercialization partners are payable in U.S. dollars, and we expect our revenues from future licensing agreements to be denominated mainly in U.S. dollars or in Euros. We pay a substantial portion of our expenses in U.S. dollars; however, a portion of our expenses, related to salaries of the employees in Israel and payment to part of the service providers in Israel and other territories, are paid in NIS and in other currencies. In addition, a portion of our financial assets is held in NIS and in other currencies. As a result, we are exposed to the currency fluctuation risks. For example, if the NIS strengthens against the U.S. dollar, our reported expenses in U.S. dollars may be higher. In addition, if the NIS weakens against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

Provisions of our 2010 Option Plan, Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, or an acquisition of a significant portion of our shares, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Our 2010 Option Plan provides that all options granted by us will be fully accelerated upon a “takeover” of the Company. A “takeover” is defined in our 2010 Option Plan as an event in which any person, entity or group that was not an “interested party”, as defined in the Israeli Securities Law – 1968, on the date of the initial public offering of our securities on the TASE, shall become a “controlling shareholder”. A “controlling shareholder” for these purposes means a controlling shareholder as defined in the Israel Securities Law, 1968.

The Israeli Companies Law, 1999, or the Israeli Companies Law, regulates mergers, requires tender offers for acquisitions of shares or voting rights above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, the Israeli Companies Law provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Israeli Companies Law prohibits any acquisition of shares or voting power in a public company that would result in the purchaser holding 25% or more, or more than 45% of the voting power in the company, if there is no other person holding 25% or more, or more than 45% of the voting power in a company, respectively, without conducting a special tender offer. The Israeli Companies Law further provides that a purchase of shares or voting power of a public company or a class of shares of a public company, which will result in the purchaser’s holding 90% or more of the company’s shares, class of shares or voting rights, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company’s shares or class of shares (including those shares held by shareholders who did not respond to the offer), if either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer (except if otherwise detailed in the tender offer document), may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

In addition, the Israeli Companies Law provides for certain limitations on a shareholder that holds more than 90% of the company’s shares, or class of shares.

Pursuant to our articles of association, the size of our board of directors shall be no less than 5 persons but no more than seven, excluding at least two external directors. The directors, except for our external directors, are divided into three classes, as nearly equal in number as possible. At each annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three year term that expires at the annual general meeting held in the third year following such election. This process continues indefinitely. Such provisions of our articles of association make it more difficult for a third party to effect a change in control or takeover attempt that our management and board of directors oppose.

Furthermore, Israeli tax considerations may, in certain circumstances, make potential transactions unappealing to us or to some of our shareholders. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, or an acquisition of a significant portion of our shares, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.

We are incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of our executive officers and directors are located outside of the United States. Therefore, a judgment obtained against us or most of our executive officers and our directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult for you to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Your obligations and responsibilities as a shareholder are governed by Israeli law which may differ in some respects from the obligations and responsibilities of shareholders of U.S. companies. Israeli law may impose obligations and responsibilities on a shareholder of an Israeli company that are not imposed upon shareholders of corporations in the United States.

We are incorporated under Israeli law. The obligations and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and Israeli law. These obligations and responsibilities differ in some respects from the obligations and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and responsibilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful shareholder claims against us and may reduce the amount of money available to us.

The Israeli Companies Law and our articles of association permit us to indemnify our directors and officers for acts performed by them in their capacity as directors and officers. The Israeli Companies Law and our Articles of Association provide that a company may not exempt or indemnify a director or an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of (a) a breach by the director or officer of his duty of loyalty, except for insurance and indemnification where the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the director or officer of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence; (c) any act or omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director.

We have issued letters of indemnification to our directors and officers, pursuant to which we have agreed to indemnify them in advance for any liability or expense imposed on or incurred by them in connection with acts they perform in their capacity as a director or officer, subject to applicable law. The amount of the advance indemnity is limited to the higher of 25% of our then shareholders’ equity, per our most recent annual financial statements, or $5 million.

Our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Although we have obtained directors’ and officers’ liability insurance, certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to who may choose to bring a claim against our company. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties, and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our security holders.

Risks Related to this Offering

We will have broad discretion in how to use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our investors.

We will have broad discretion as to the use of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used appropriately. Our needs may change as the business and the industry that we address evolves. As a result, the proceeds to be received in this offering may be used in a manner significantly different from our current expectations. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

You will experience immediate dilution in book value of any ADSs you purchase.

Because the price per ADS being offered is substantially higher than our net tangible book value per ADS, you will suffer substantial dilution in the net tangible book value of any ADSs you purchase in this offering. After giving effect to the sale by us of            ADSs in this offering, based on a public offering price of $    per ADS and after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value of our ADSs would be $      , or approximately $       per ADS, as of September 30, 2014. If you purchase ADSs in this offering, you will suffer immediate and substantial dilution of as adjusted net tangible book value of approximately $       per ADS. If the underwriters exercise their over-allotment option, you will experience additional dilution.

ADSs representing a substantial percentage of our outstanding shares may be sold in this offering, which could cause the price of our ADSs and Ordinary Shares to decline.

Pursuant to this offering, we will sell             ADSs representing             Ordinary Shares, or approximately      %, of our outstanding Ordinary Shares as of February 9, 2015. This sale and any future sales of a substantial number of ADSs in the public market, or the perception that such sales may occur, could adversely affect the price of our ADSs and Ordinary Shares. We cannot predict the effect, if any, that market sales of those ADSs or the availability of those ADSs for sale will have on the market price of our ADSs and Ordinary Shares.